SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                             LIQUI-BOX CORPORATION
                          --------------------------
                               (Name of Issuer)

                       COMMON SHARES, without par value
                      ----------------------------------
                        (Title of Class of Securities)

                                   536314107
                                  ----------
                                (CUSIP Number)

                               Jeanette A. Davis
                             Liqui-Box Corporation
                                    Box 494
                         Worthington, Ohio 43085-0494
                                (614) 888-9280
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                       Not Applicable - Voluntary Filing
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with this statement |_| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                 SCHEDULE 13D

CUSIP No. 536314107

1.   NAME OF REPORTING PERSON
            Jeanette A. Davis

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
            Not Applicable


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                                 491,802 common shares

8.   SHARED VOTING POWER:                               130,179 common shares

9.   SOLE DISPOSITIVE POWER:                            491,802 common shares

10.  SHARED DISPOSITIVE POWER:                          130,179 common shares


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                  621,981 common shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):              |_|


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                             10.1%


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):              IN

                               JEANETTE A. DAVIS
                              AMENDMENT NO. 7 TO
                                 SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 7 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, Box 494, Worthington, Ohio 43085-0494.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

a and b) The aggregate number and percentage of Common Shares of the Issuer beneficially owned by the reporting person as of December 31, 1995, and the nature of such ownership is as follows:

                               NATURE OF                       PERCENT
    COMMON SHARES         BENEFICIAL OWNERSHIP                OF CLASS (1)

     491,802 (2)    Sole Voting and Sole Dispositive             8.0%
     130,179 (3)    Shared Voting and Shared Dispositive         2.1%
     -------                                                    -----
     621,981                                                    10.1%

-------------------

(1)   Based upon 6,117,606 Common Shares outstanding as of December 31, 1995.

(2)   Includes   1,689  Common  Shares  of  the  Issuer  held  of  record  and beneficially by the reporting person and 490,113 Common Shares of the Issuer held by her as Trustee under the S. S. Davis Residual Trust.

(3) These Common Shares are held of record by JASAM Foundation ("JASAM"). The reporting person, as one of four trustees of JASAM, has shared voting and investment power with respect to these Common Shares. The Code of Regulations of JASAM requires the approval of three of the four trustees to vote or dispose of the Common Shares held by JASAM or to take any other action with respect to such Common Shares.

(c) Other than the transactions reported in the following table, there have been no transactions with respect to the Common Shares of the Issuer beneficially owned by the reporting person during the 1995 fiscal year of the Issuer:

 NUMBER OF                                         TYPE OF
COMMON SHARES     DATE         CONSIDERATION     TRANSACTION


   9,543          12/27/95     $29.03125/common  Sale by JASAM to Liqui-Box
                               share             Corporation Employee Stock
                                                 Ownership Plan

(d) Other than JASAM and the other three trustees of JASAM, as reported herein, no other person is known by the reporting person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported on herein.

(e)   Inapplicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1996                /S/ JEANETTE A. DAVIS
                                    ------------------------
                                           Jeanette A. Davis